

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Gary Guseinov
Chief Executive Office
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA. 90017
Via fax (213) 559-0583

> **Re:** **CyberDefender Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed December 21, 2010**
> **File No. 000-53475**

Dear Mr. Guseinov:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief